Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

November 4, 2013

VIA EDGAR

Michael Clampitt
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Wentworth Financial Holdings Inc. (CIK No. 0001580185); Registration Statement on Form S-1/A Filed October 28, 2013 File No. 333-191585

Dear Mr. Clampitt:

On behalf of JGWPT Holdings Inc. (the “Company”), enclosed please find a copy of Amendment No. 2 to the Registration Statement on Form S-1/A filed on November 4, 2013 (the “Registration Statement”), marked to show changes from the Registration Statement on Form S-1/A filed October 28, 2013.

The changes reflected in the draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 30, 2013 and the Staff’s letter of November 1, 2013 (collectively, the “Comment Letters”). The draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letters and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Michael Clampitt, Esq.

Securities and Exchange Commission

November 4, 2013

COMMENT LETTER DATED OCTOBER 30, 2013

Registration Statement on Form S-1/A

Summary

2013 Distributions …., page 3

1.	Noting the significant increase in the Company’s leverage resulting from the 2013 distributions, the net capital increase and, the anticipated term loan repayment, please add discussion regarding the impact on the Company’s future earnings trends, both for the third quarter 2013 and for future periods.

In response to the Staff's comment, we have revised the disclosure on page 4 of the Registration Statement to discuss the net effects of all of these transactions on earnings in future periods. These effects consist of (i) an increase in interest expense, which we are able estimate assuming the current interest rate on the term loan is in effect, and (ii) a corresponding negative effect of earnings. As of the end of the third quarter of 2013, only the 2013 distributions and the related increase in the amount of term loan debt had occurred. As a result, we have disclosed the net effect of those two transactions on our third quarter 2013 earnings in the first paragraph on page 3.

Dilution, page 62

2.	Noting the $47 million to be received by selling common interestholders, revise the second table under consideration paid to reflect this distribution. In addition, add a footnote explaining the impact on consideration paid if the over-allotment option is exercised.

In response to the Staff’s comment, we have revised the disclosure on page 62 of the Registration Statement accordingly.

COMMENT LETTER DATED NOVEMBER 1, 2013

Unaudited Pro Forma Consolidated Financial Information, page 66

1.	We note the deferred tax liability pro forma adjustment related to differences between the book and tax basis of assets and liabilities. Please revise to clarify how this adjustment impacted your pro forma income statements. If no amount is presented in the pro forma income statements, please tell us in detail how you determined this presentation was appropriate. Please cite any guidance you considered in your response.

The pro forma statements of operations do not reflect the one-time adjustment for the deferred tax liability to be recorded once the transaction is completed. The pro forma statements of operations reflect deferred taxes for the relevant periods presented which includes any ongoing adjustments to the deferred tax liability for the respective periods. We believe this to be in compliance with the guidance contained in Topic 3: Pro Forma Financial Information of the Division of Corporation Finance’s Financial Reporting Manual (Financial Reporting Manual). Section 3230.4 of the Financial Reporting Manual states “Adjustments shall give effect to events that are: a) directly attributable to each specific transaction, b) factually supportable, and c) expected to have a continuing impact.” However, in light of guidance contained in Section 3230.4 related to the disclosure of material nonrecurring charges which result directly from the transaction, we have added the following statement to footnote b. of the Notes to the Pro Forma Statement of Operations: “The pro forma statements of operations do not reflect the one-time adjustment for the deferred tax liability to be recorded once the Transactions are completed since it is not expected to have a continuing impact.”

Michael Clampitt, Esq.

Securities and Exchange Commission

November 4, 2013

2.	Please revise your notes to the pro forma income statements to present additional detail to explain how the provision for income taxes was calculated.

In response to the Staff’s comment, we have revised the disclosure on page 71 of the Registration Statement accordingly.

Please telephone the undersigned at (212) 735-3416 if you have any questions or require any additional information.

Very truly yours,

/s/Andrea L. Nicolas
Andrea L. Nicolas

cc:	Michael Volley, Securities and Exchange Commission
Jessica Livingston, Securities and Exchange Commission
Mike Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
Stephen Kirkwood, Wentworth Financial Holdings Inc.